STROOCK & STROOCK & LAVAN LLP

180 Maiden Lane

New York, New York 10038

April 29, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rebecca Marquigny
Michelle Roberts

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 32 (“Amendment No. 32”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

Amendment No. 32 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) (1) on Amendment No. 29 to the Registration Statement filed on February 1, 2008 (“Amendment No. 29”) that were provided to the undersigned by Rebecca Marquigny of the Staff via telephone on March 17, 20081 and (2) on Amendment No. 30 to the Registration Statement filed on February 22, 2008 (“Amendment No. 30”) that were provided to the undersigned by Michelle Roberts of the Staff via telephone on March 24, 2008. Amendment No. 29 was filed for the purpose of adding three new series to the Fund: Lazard Retirement U.S. Small Cap Equity Value Portfolio (the “Small Cap Value Portfolio”), Lazard Retirement Global Equity Income Portfolio (the “Global Equity Portfolio”) and Lazard Retirement Capital Allocator Opportunistic Strategies Portfolio (the “Opportunistic Strategies Portfolio” and collectively with the Small Cap Value and Global Equity Portfolios, the “New Portfolios”). The prospectus (the “Prospectus”), as well as the statement of additional information (the “SAI”), filed in Amendment No. 32 cover not only the New Portfolios but also the nine currently effective portfolios of the Fund (collectively with the New Portfolios, the “Portfolios”).

For the convenience of the Staff, Ms. Marquigny’s and Ms. Roberts’ comments have been restated below in their entirety, indicating whether each comment applies to Amendment No. 29 and/or Amendment No. 30. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 32.

_________________________

1     Supplemented by a conversation between the undersigned and Ms. Marquigny on April 14, 2008.

2    Amendment No. 31 to the Registration Statement was filed on April 16, 2008 for the purpose of delaying the effectiveness of Amendment No. 29.

PROSPECTUS

Overview—The Portfolios

1.

Staff Comment (Amendments No. 29 and 30): The prospectus states that: “[u]nder adverse market conditions, [a/the] Portfolio could invest some or all of its assets in money market securities. [A/The] Portfolio might do this to seek to avoid or mitigate losses, but it may result in the Portfolio not achieving its investment objective.” Please add language explaining that due to the aforementioned defensive strategy, each Portfolio may forgo more profitable investment strategies and, as a result, may not achieve its stated investment objective.

Response:	The quoted language has been revised as follows:

[u]nder adverse market conditions, a Portfolio could pursue a defensive strategy by investing some or all of its assets in money market securities to seek to avoid or mitigate losses. In pursuing such a strategy, the Portfolio may forgo more profitable investment strategies and, as a result, may not achieve its stated investment objective.

2.

Staff Comment (Amendment No. 30): Please add a statement to the Prospectus that only shares of Lazard Retirement U.S. Strategic Equity Value Portfolio (the “Strategic Value Portfolio”), Lazard Retirement U.S. Small Cap Equity Portfolio (the “Small Cap Portfolio”), Lazard Retirement International Equity Portfolio (the “International Equity Portfolio”) and Lazard Retirement Emerging Markets Equity Portfolio (the “Emerging Markets Portfolio”) are currently being offered.

Response: The following language has been added to the Prospectus: “Only shares of Strategic Value, Small Cap, International Equity and Emerging Markets Portfolios are currently in operation. Shares of the other Portfolios may be offered upon request.” The quoted language from the SAI has been replaced with this language.

Investment Objective, Strategies, Risk/Return and Expenses

—Small Cap Value, Small Cap, Small Cap Growth and International Small Cap Portfolios—Principal Investment Strategies

3.

Staff Comment (Amendments No. 29 and 30): Please consider adding the following language to Principal Investment Strategies for Lazard Retirement U.S. Small Cap Equity Value Portfolio (the “Small Cap Value Portfolio”), the Small Cap Portfolio and Lazard Retirement U.S. Small Cap Equity Growth Portfolio (the “Small Cap Growth Portfolio”): “[b]ecause small cap companies are defined in part by reference to an index, the market capitalization of companies in which the Portfolio may invest may vary with market conditions.” Please also consider adding the following language to Lazard Retirement International Small Cap Equity Portfolio (the “International Small Cap Portfolio”): “[b]ecause small non-U.S. companies are defined in part by reference to an index, the market capitalization of companies in which the Portfolio may invest may vary with market conditions.”

Response: The following language has been added for the Small Cap Value, Small Cap and Small Cap Growth Portfolios: “Because ‘small cap companies’ are defined in part by reference to an index, the market capitalization of companies in which the Portfolio may invest may vary with market conditions.”

The following language has been added for the International Small Cap Portfolio: “Because ‘small non-U.S. companies’ are defined in part by reference to an index, the market capitalization of companies in which the Portfolio may invest may vary with market conditions.”

4.

Staff Comment (Amendments No. 29 and 30, as applicable): Please indicate whether it is a strategy that the portfolio managers of the Small Cap Value, the Small Cap, the Small Cap Growth and the International Small Cap Portfolios must sell a company when the capitalization of the company increases outside the range provided for “small cap companies” or, for the International Small Cap Portfolio, “small non-U.S. companies.”

Response: The following disclosure has been added for the Small Cap Value, Small Cap and Small Cap Growth Portfolios: “The Investment Manager is not required to sell a company’s securities from the Portfolio’s holdings when the capitalization of the company increases so that the company no longer meets the definition of a ‘small cap company.’”

The following disclosure has been added for the International Small Cap Portfolio: “The Investment Manager is not required to sell a company’s securities from the Portfolio’s holdings when the capitalization of the company increases so that the company no longer meets the definition of a ‘small non-U.S. company.’”

—Global Equity Portfolio—Principal Investment Strategies

5.

Staff Comment (Amendment No. 29): Please amend the Principal Investment Strategies to include a strategy parallel to the emerging market risk mentioned in the Principal Investment Risks section. This strategy should be independent from general foreign investment.

Response: A statement has been added to the Principal Investment Strategies that investments in non-U.S. companies may include those in emerging markets.

6.	Staff Comment (Amendment No. 29): Please amend the Principal Investment Strategies to include a strategy parallel to the foreign currency risk mentioned in the Principal Investment Risks section.

Response: The reference to investments in companies located or organized outside the United States has been revised as follows: “Under normal market conditions, the Portfolio invests significantly (at least 40%—unless market conditions are not deemed favorable by the Investment Manager, in which case the Portfolio would invest at least 30%) in companies organized or located outside the United States or doing a substantial amount of business outside the United States, including direct investments in such non-U.S. issuers and investments in U.S. and non-U.S. depositary receipts (such as ADRs and GDRs) that represent indirect interests in securities of foreign issuers. ADRs are typically denominated in U.S. dollars, but GDRs may be denominated in another currency.”

7.

Staff Comment (Amendment No. 29): Please amend the Principal Investment Strategies to include a strategy parallel to the statement that “the Portfolio may engage in foreign currency transactions primarily for hedging purposes” in the Principal Investment Risks section. This strategy should discuss the Portfolio’s use of hedging and derivatives.

Response: The derivatives policy has been clarified by revising the last sentence in Principal Investment Strategies to state that “The Portfolio may engage in foreign currency transactions, primarily forward currency contracts, for hedging purposes.” The referenced language in Principal Investment Risks has been revised to state: “The Portfolio may engage in foreign currency transactions, primarily forward currency contracts, for hedging purposes.”

—Opportunistic Strategies Portfolio—Principal Investment Strategies

8.

Staff Comment (Amendment No. 29): Please amend the Principal Investment Strategies to include a strategy parallel to the emerging market risk mentioned in the Principal Investment Risks section. This strategy should be independent from general foreign investment.

Response: Relevant language in Principal Investment Strategies has been revised to state: “[t]he Portfolio, through the Underlying Funds in which it invests, may invest in non-U.S. companies (including those in emerging markets) . . .”

9.

Staff Comment (Amendment No. 29): Please add a prominent statement to the Principal Investment Strategies section explaining that investors can invest directly in ETFs and they do not need to invest in them through mutual funds or separate accounts.

Response: The following disclosure has been added in italics in the first paragraph of Principal Investment Strategies: “Investors can invest directly in Underlying Funds3 and do not need to invest in Underlying Funds through mutual funds or separately managed accounts.”

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[3]	Defined in Amendment No. 32 to be ETFs and closed-end funds.

—Opportunistic Strategies Portfolio—Principal Investment Risks

10.

Staff Comment (Amendment No. 29): Please amend the Principal Investment Risks section to include a risk parallel to the “contrarian/opportunistic” strategy mentioned in the Principal Investment Strategies section.

Response: The following language has been added to Principal Investment Risks: “A contrarian/opportunistic strategy is susceptible to the risk that the Investment Manager’s determinations of opportunities in market anomalies do not materialize as expected so that investments using this strategy do not increase in value (and may lose value).”

—Small Cap Growth Portfolio—Principal Investment Risks

11.	Staff Comment (Amendment No. 30): Please amend the Principal Investment Risks to include foreign securities risk disclosure.

Response: The following disclosure has been added as the fourth paragraph under Principal Investment Risks: “Foreign securities carry special risks, such as exposure to currency fluctuations, less developed or less efficient trading markets, political instability, a lack of company information, differing auditing and legal standards, and potentially less liquidity.”

12.	Staff Comment (Amendment No. 30): Please separate the last paragraph before the Performance Bar Chart and Table into two paragraphs.

Response: The two sentences in that paragraph have been separated into two separate paragraphs.

—Performance Bar Chart and Table

13.

Staff Comment (Amendment No. 29): Please add a disclaimer stating that each Portfolio’s performance does not reflect fees and expenses charged at the separate account level, and performance would be lower if it did.

Response: The following language has been added for each Portfolio that is not currently operational: “The Portfolio’s performance will not reflect fees or charges imposed by the Participating Insurance Companies under the Policies. If these fees and charges were reflected, performance would be lower than the performance that will be shown for the Portfolio.”  Please note that the following disclosure is already included in the four currently operational portfolios: “Performance information does not reflect the fees or charges imposed by the Participating Insurance Companies under the Policies, and such fees will have the effect of reducing performance.”

—Small Cap and Emerging Markets Portfolio—Performance Bar Chart and Table

14.	Staff Comment (Amendment No. 30): Please update the name of the Small Cap and Emerging Markets Portfolios in the paragraph accompanying the Performance Bar Chart.

Response: The Portfolio’s name has been updated as: “Lazard Retirement U.S. Small Cap Equity Portfolio” and “Lazard Retirement Emerging Markets Equity Portfolio,” as applicable.

—Fees and Expenses

15.

Staff Comment (Amendments No. 29 and 30): Please confirm that the duration of the contractual waiver will be for at least one year from the date of the Prospectus, or explain why the waiver will only be through December 31, 2008.

Response: The contractual waiver has been extended through April 30, 2009 for all Portfolios for which a waiver is shown.

16.

Staff Comment (Amendment No. 29): If the Small Cap Value and Global Income Portfolios invest in any other investment companies, then add a line item for Acquired Fund Fees and Expenses to the Annual Portfolio Operating Expenses table of each Portfolio.

Response: These Portfolios do not currently intend to invest in “acquired funds” as defined in Form N-1A.

—Opportunistic Strategies Portfolio-Account Policies-Market Timing/Excessive Trading

17.

Staff Comment (Amendment No. 29): Please tailor the Market Timing/Excessive Trading section to ETFs by indicating that a portfolio that invests in ETFs is at greater risk for market timing, because the underlying ETFs can hold securities listed on foreign exchanges or other investments particularly susceptible to time zone arbitrage.

Response: The following disclosure has been added to this section:

Securities trading in foreign markets is particularly susceptible to time zone arbitrage. As a result, Portfolios investing in securities trading in non-U.S. markets, including Lazard Retirement Capital Allocator Opportunistic Strategies Portfolio, which may invest in Underlying Funds that invest in securities trading in non-U.S. markets, may be at greater risk for market timing than funds that invest in securities trading in U.S. markets.

STATEMENT OF ADDITIONAL INFORMATION

—Description of the Fund and Portfolios-Certain Portfolio Securities-Investment

Companies-Exchange-Traded Funds

18.	Staff Comment (Amendments No. 29 and 30): Please add the following five elements to your description of ETFs:

•	The number of ETFs in which each Portfolio plans to invest

•	Whether the ETFs will be affiliated or unaffiliated

•

Whether, with regard to Section 5 requirements, a Portfolio will treat an ETF as a registered issuer or as an investment company, and, if the Portfolio chooses to treat an ETF as an investment company, whether the Portfolio will look at the underlying investments of the ETF to see if those investments meet diversification requirements (specifically with regard to affiliated ETFs)

•	How each Portfolio will comply with the investment limitations of Section 12(d)(1) of the 1940 Act

•	Whether a Portfolio will invest in creation units or will purchase exchange-traded shares (if a Portfolio will invest in exchange-traded shares, add disclosure discussing the related brokerage costs)

Response: Please note that only the Opportunistic Strategies Portfolio, and not the other Portfolios, currently intends to invest in ETFs and other Underlying Funds. Please also note that the following disclosure has been added to the Prospectus under Investment Objective, Strategies, Risk/Return and Expenses—Lazard Capital Allocator Opportunistic Strategies Portfolio—Principal Investment Risks:

Shares of the Underlying Funds in which the Portfolio invests may trade at prices that vary from their net asset values, sometimes significantly. Portfolio shares will bear not only the Portfolio’s management fees and operating expenses, but also their proportional share of the management fees and operating expenses of the Underlying Funds in which the Portfolio invests. In addition, unlike Portfolio shares, the purchase and sale of shares of Underlying Funds purchased on an exchange incur brokerage commissions, which are paid by the Portfolio. The Portfolio also may invest in ETFs by purchasing and selling “creation units” (bundles of securities held or to be held by the ETFs) directly from and to the ETFs in in-kind transactions.

The Portfolio may be limited by the [1940 Act] in the amount of its assets that may be invested in Underlying Funds unless an Underlying Fund has received an exemptive order from the [Commission] on which the Portfolio may rely or an exemption is available. Many ETFs have received such an exemptive order, and the Portfolio’s reliance is conditioned on compliance with certain conditions of the order. If an exemptive order has not been received and an exemption is not available under the 1940 Act, the Portfolio will be limited in the amount it can invest in Underlying Funds that are registered investment companies to: (1) 3% or less of the Underlying Fund’s voting shares, (2) an Underlying Fund’s shares in value equal to or less than 5% of the Portfolio’s assets and (3) shares of Underlying Funds in the aggregate in value equal to or less than 10% of the Portfolio’s total assets.

The following is revised disclosure in the Investment Companies subsection in the SAI which, together with the Prospectus disclosure included above, addresses the Staff’s comments:

Each Portfolio may invest, to the extent permitted under the 1940 Act, in securities issued by investment companies which principally invest in securities of the type in which the Portfolio invests. Under the 1940 Act, a Portfolio’s investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Portfolio’s total assets with respect to any one investment company and (iii) 10% of the Portfolio’s total assets in the aggregate. Investments in the securities of investment companies may involve duplication of advisory fees and certain other expenses. The Portfolios do not intend to invest in investment companies affiliated with the Fund or the Investment Manager.

For purposes of considering a Portfolio’s status as a “diversified company” under Section 5(b)(1) of the 1940 Act, investments in other investment companies are excluded from the diversification test, in accordance with the language in Section 5(b)(1). As a result, the Opportunistic Strategies Portfolio (which invests primarily in Underlying Funds (as defined in the Prospectus)), may hold fewer securities than other diversified mutual funds not focusing on investments in other investment companies, although the Portfolio will gain additional diversification through the Underlying Funds’ portfolios of investments. However, the Portfolio does not intend to limit its investments to Underlying Funds that are “diversified companies” or to otherwise monitor the diversification of the Underlying Funds’ investments. It is currently intended that the Portfolio will investment in approximately 10 to 30 Underlying Funds.

With respect to the Opportunistic Strategies Portfolio’s investments in ETFs (defined below), the Fund may enter into an agreement with certain ETFs pursuant to [Commission] exemptive orders obtained by the ETFs and on which the Opportunistic Strategies Portfolio may rely. These agreements and orders also may require the Investment Manager to vote the Portfolio’s Underlying Fund shares in proportion to votes cast by other ETF stockholders. The Opportunistic Strategies Portfolio also may invest in an Underlying Fund in excess of the limits in (i)-(iii) above if it complies with Section 12(d)(1)(F) of the 1940 Act, which limits the amount the Portfolio, the other Portfolios and other affiliated persons of the Portfolio can invest in any one Underlying Fund to 3% of the Underlying Fund’s total outstanding stock. To comply with provisions of the 1940 Act, on any matter upon which Underlying Fund stockholders are solicited to vote the Investment Manager will vote Underlying Fund shares in the same general proportion as shares held by other stockholders of the Underlying Fund. (emphasis added)

—Investment Techniques-Forward Commitments

19.

Staff Comment (Amendments No. 29 and 30): Please indicate whether forward commitments are contractually required to cash settle. Either confirm that each Portfolio segregates an amount equal to the full notional value of its forward commitment contracts or that each Portfolio only participates in forward commitments that include a contractual cash settlement requirement.

Response: The following language has been added to this section, in replacement of the statement that “[t]he Portfolio will segregate permissible liquid assets at least equal at all times to the amount of the Portfolio’s purchase commitments”:

The Portfolio will segregate permissible liquid assets at least equal to the full notional value of its forward commitment contracts or, with respect to forward commitments that include a contractual cash settlement requirement, will segregate such assets at least equal at all times to the amount of the Portfolio’s purchase commitment.

Investment Restrictions

20.

Staff Comment (Amendments No. 29 and 30): If any Portfolio invests in affiliated funds (including money market funds and ETFs), amend the first investment restriction to say that the Portfolio will look through to the investments of underlying funds to determine whether the upper tier fund exceeds the 25% requirement.

Response: The Portfolios do not intend to invest in affiliated funds.

Management

21.

Staff Comment (Amendments No. 29 and 30): We note that shares of each Portfolio can only be purchased by insurance company separate accounts and encourage you to include a statement with the Director ownership table that Directors do not own any Portfolio securities because such securities can only be purchased by separate accounts.

Response: The following language has been added accompanying the table: “Directors do not own any Portfolio shares because such shares can only be purchased by separate accounts of Participating Insurance Companies.”

Management—Portfolio Managers—Material Conflicts Related to Management of Similar Accounts

22.

Staff Comment (Amendments No. 29 and 30): Based on Investment Company Act Rel. No. 26533 (Aug. 23, 2004) and N-1A, Section 15(a)(4), please revise the conflicts of interest disclosure so that it is tailored to each portfolio manager based on the accounts that each manages.

Response: The disclosure has been revised in relevant part as follows:

Potential conflicts of interest may arise because of the Investment Manager’s management of a Portfolio and Similar Accounts, including the following:

1. Conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as the Investment Manager may be perceived as causing accounts it manages to participate in an offering to increase the Investment Manager’s overall allocation of securities in that offering, or to increase the Investment Manager’s ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as the Investment Manager may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account. These potential allocation and trading conflicts are relevant primarily for all portfolio managers of the Portfolios focusing on small capitalization companies, whose shares tend to have more limited and volatile trading than those of companies with larger market capitalizations (Small Cap, Small Cap Value, Small Cap Growth and International Small Cap Portfolios).

2. Portfolio managers may be perceived to have a conflict of interest because of the large number of Similar Accounts, in addition to the Portfolios, that they are managing on behalf of the Investment Manager. Although the Investment Manager does not track each individual portfolio manager’s time dedicated to each account, the Investment Manager periodically reviews each portfolio manager’s overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage a Portfolio. As illustrated in the table below, all of the portfolio managers of the Portfolios except Messrs. Stuckelman and Waldhauer manage a significant number of Similar Accounts (10 or more) in addition to the Portfolio(s) managed by them.

3. Generally, the Investment Manager and/or some or all of a Portfolio’s portfolio managers have investments in Similar Accounts. This could be viewed as creating a potential conflict of interest, since the Investment Manager and the portfolio managers do not typically invest in the Portfolios, which are designed for investment by separate accounts of Participating Insurance Companies.

4. The portfolio managers noted in footnote (#) to the table below manage Similar Accounts with respect to which the advisory fee is based on the performance of the account, which could give the portfolio managers and the Investment Manger an incentive to favor such Similar Accounts over the corresponding Portfolios. In addition, certain hedge funds managed by the Investment Manager (but not the Portfolios’ portfolio managers) may also be permitted to sell securities short. When the Investment Manager engages in short sales of securities of the type in which a Portfolio invests, the Investment Manager could be seen as harming the performance of the Portfolio for the benefit of the account engaging in short sales if the short sales cause the market value of the securities to fall. As described above, the Investment Manager has procedures in place to address these conflicts.

Portfolio Transactions

23.

Staff Comment (Amendment No. 30): If applicable, please describe any differences in the turnover rate over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year.

Response: The following disclosure has been added to describe what may be considered “significant variations” in portfolio turnover under Item 11 of Form N-1A:

The portfolio turnover rates for the Strategic Equity Portfolio, which increased from 75% in 2005 to 102% in 2006; the Small Cap Portfolio, which increased from 87% in 2006 to 102% in 2007; and the International Equity Portfolio, which increased from 54% in 2005 to 75% in 2006 and decreased to 48% in 2007, were impacted by asset flows and Portfolio share activity during the periods.

No significant variations from 2007 to 2008 are currently anticipated.

Additional Information About the Fund and Portfolios

24.

Staff Comment (Amendments No. 29 and 30): Because shares are sold to variable separate accounts, please disclose that the contract holders direct the voting of separate accounts. It should be clear that votes pass through to the contract holders and are voted proportionally with those votes that are received. It should be disclosed that because of the pass through voting and proportional voting, a small number of contract holders can determine the result of any vote.

Response: The following language has been added to Additional Information About the Fund and Portfolios:

Because shares of the Portfolios are sold only to separate accounts of Participating Insurance Companies, Policy owners of the separate accounts direct the voting of Portfolio shares by such separate accounts. Votes in respect of Portfolio shares are passed through to Policy owners and are voted by separate accounts in accordance with instructions from their Policy owners. Votes in respect of Portfolios shares for which votes are not received from Policy owners are voted proportionally with votes received. As a result of this voting mechanism, a small number of Policy owners may determine the result of any shareholder vote in respect of Portfolio shares.

PART C

25.

Staff Comment (Amendments No. 29 and 30): We note that you previously filed a “Form of Participation Agreement” as Exhibit (h)(2). Please file the actual Participation Agreement(s).  If one or more Participation Agreements are substantially identical it is sufficient to file one such agreement, provided that all agreements not filed are substantially identical to one of the filed agreements.

Response:  Filed under Exhibit (h)(2) to Amendment No. 32 are certain of the Fund's Participation Agreements. We have been advised by the Fund that Participation Agreements not filed are substantially identical to one of the Participation Agreements filed in Exhibit (h)(2).

26.	Staff Comment (Amendments No. 29 and 30): Please file a new Opinion and Consent of Counsel as Exhibit (i).

Response: New opinions and consents of counsel are filed herewith as Exhibit (i)(b).

GENERAL

27.

Staff Comment (Amendments No. 29 and 30): We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a further post-effective amendment, on disclosures made in response to Staff comments, on information supplied supplementally, or on exhibits added in any subsequent post-effective amendments.

Response: Substantial information has been added to Amendment No. 32, including required exhibits. We understand that you may have further comments on the new portions of Amendment No. 32, disclosures made in response to the Staff’s comments, information supplied supplementally or exhibits added in Amendment No. 32.

28.

Staff Comment (Amendments No. 29 and 30): We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

* * * * * * * *

We hope the Staff finds this letter and the revisions in Amendment No. 32 are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5856 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Jaime E. Doninger

Jaime E. Doninger

cc: Janna Manes

April 29, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rebecca Marquigny
Michelle Roberts

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LAZARD RETIREMENT SERIES, INC.

By:	/s/ Nathan A. Paul
Nathan A. Paul
Vice President